

Mail Stop 3233

June 26, 2018

Via E-mail
Paul E. Smithers
President and Chief Executive Officer
11440 West Bernardo Court, Suite 220
San Diego, California 92127

      Re: **Innovative Industrial Properties, Inc.**
             Registration Statement on Form S-3
             Filed June 18, 2018
             File No. 333-225702

Dear Mr. Smithers:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

                    Sincerely,

                    /s/ Erin E. Martin

                    Erin E. Martin
                    Legal Branch Chief
                    Office of Real Estate and
                    Commodities

cc: Carolyn Long
        Foley & Lardner LLP